FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated January 18, 2024

Jump Securities with Auto-Callable Feature Based on the Performance of the S&P 500® Index due January 23, 2034

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in the underlying index. The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of the underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if the underlying index closes at or above the initial index value on an annual determination date or the final determination date, respectively. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying index:	The S&P 500® Index (Bloomberg symbol: “SPX”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Strike date:	January 17, 2024
Pricing date:	January 18, 2024
Original issue date:	January 23, 2024 (3 business days after the pricing date)
Maturity date:	January 23, 2034
Early redemption:	If, on any annual determination date (other than the final determination date), beginning on January 27, 2025, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment for each annual determination date prior to the final determination date will be an amount in cash per stated principal amount corresponding to a return of approximately at least 9.80% per annum. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.

Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•         If the final index value is greater than or equal to the initial index value:

           At least $1,980.00 (set on the pricing date)

•         If the final index value is less than the initial index value:

           $1,000 × index performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Initial index value:	4,739.21, which is the index closing value of the underlying index on the strike date. The index closing value on the strike date may be higher or lower than the index closing value on the pricing date.
Final index value:	The index closing value of the underlying index on the final determination date.
Index performance factor:	The final index value divided by the initial index value.
Determination dates:

Annually. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below. We also refer to January 18, 2034 as the final determination date.

The determination dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-23 of the accompanying product supplement.

Early redemption dates:	See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.
CUSIP / ISIN:	09710PPN0 / US09710PPN05
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $940.00 and $990.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000148105724000582/form424b2.htm
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Underlying Index	Payment at Maturity
+50.00%	At least $1,980.00 (set on the pricing date)
+40.00%	At least $1,980.00 (set on the pricing date)
+30.00%	At least $1,980.00 (set on the pricing date)
+20.00%	At least $1,980.00 (set on the pricing date)
+10.00%	At least $1,980.00 (set on the pricing date)
0.00%	At least $1,980.00 (set on the pricing date)
-1.00%	$990.00
-10.00%	$900.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

*The pricing date, issue date and other dates set forth above, to the left and in “Determination Dates, Early Redemption Dates and Early Redemption Payments” below are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Determination Dates		Early Redemption Dates		Early Redemption Payments (per $1,000 Security)*
1st determination date:	January 27, 2025	1st early redemption date:	January 30, 2025	At least $1,098.00
2nd determination date:	January 20, 2026	2nd early redemption date:	January 23, 2026	At least $1,196.00
3rd determination date:	January 19, 2027	3rd early redemption date:	January 22, 2027	At least $1,294.00
4th determination date:	January 18, 2028	4th early redemption date:	January 21, 2028	At least $1,392.00
5th determination date:	January 18, 2029	5th early redemption date:	January 23, 2029	At least $1,490.00
6th determination date:	January 18, 2030	6th early redemption date:	January 24, 2030	At least $1,588.00
7th determination date:	January 21, 2031	7th early redemption date:	January 24, 2031	At least $1,686.00
8th determination date:	January 20, 2032	8th early redemption date:	January 23, 2032	At least $1,784.00
9th determination date:	January 18, 2033	9th early redemption date:	January 21, 2033	At least $1,882.00
Final determination date:	January 18, 2034	See “Maturity date” above.		See “Payment at maturity” above.
*The actual Early Redemption Payments will be set on the pricing date.

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Index

For information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪	Your investment may result in a loss; there is no guaranteed return of principal.
▪	Any positive investment return on the securities is limited.
▪	The securities do not bear interest.
▪	The securities are subject to potential early redemption, which would limit your ability to receive further payment on the securities.
▪	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
▪	The early redemption payment or payment at maturity, as applicable, will not reflect changes in the level of the underlying index other than on the determination dates or the final determination date, as applicable.
▪	Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.
▪	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪	The price to public you pay for the securities will exceed their initial estimated value.
▪	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.
▪	We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪	Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.
▪	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Index-related Risks

▪	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
▪	The publisher of the underlying index may adjust the underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.